Mail Stop 3561

March 12, 2009

Via U.S. Mail and Facsimile

Mr. Jirka Rysavy
Chief Executive Officer
Gaiam, Inc.
833 W. South Boulder Road
Louisville, Colorado 80027-2452

> RE: Gaiam, Inc.
> Form 10-K for the fiscal year ended December 31, 2007
>
> **File No. 000-27517**

Dear Mr. Rysavy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant

Via facsimile: Vilia Valentine, Chief Financial Officer
(303) 222-3609